Via Facsimile and U.S. Mail
Mail Stop 6010

September 20, 2006

Anthony J. Weir
Chief Financial Officer
Vernalis plc
Oakdene Court, 613 Reading Road
Winnersh, Berkshire RG41 5UA, United Kingdom

Re: Vernalis plc
Form 20-F for Fiscal Year Ended December 31, 2005
Filed June 29, 2006
File No. 000-20104

Dear Mr. Weir:

        We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 17. Financial Statements, page F-1

Notes To The Consolidated Financial Statements, page F-6

2. Accounting policies and basis of presentation, page F-6

Basis of preparation, page F-6

1. The Securities and Exchange Commission Release No. 33-8567 "First-Time Application of International Reporting Standards," permits IFRS adopters to present only two years of audited IFRS financial statements instead of three years for their first year of reporting under IFRS. To be eligible for this accommodation, a company must disclose explicitly in its filing that its financial statements comply with IFRS as published by the IASB. You disclose that your financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union. A company that prepares its financial statements under EU GAAP can qualify for the accommodation if it provides an audited reconciliation from IFRS as adopted by the EU to IFRS as published by the IASB. Please tell us whether your financial statements comply with IFRS as published by the IASB, whether there are any reconciling items between IFRS as adopted by the EU and IFRS as published by the IASB and why you believe your current disclosure qualifies you for this accommodation.

* * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comment and provide the requested information. Detailed letters greatly facilitate our review. You should furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact James Peklenk, Staff Accountant, at (202) 551-3661, or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant